IDEX BIOMETRICS ASA

Dronning Eufemias gate 16

NO-0191 Oslo

Norway

February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph Cascarano

Mr. Robert Littlepage

Mr. Mitchell Austin

Mr. Larry Spirgel

Re:	IDEX Biometrics ASA

Registration Statement on Form F-1, as amended

File No. 333-250186

Acceleration Request

Requested Date: Friday, February 26, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-250186) (the “Registration Statement”) to become effective on February 26, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Joshua A. Kaufman and Marc A. Recht of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Joshua A. Kaufman of Cooley LLP at (212) 479-6495, or in his absence, Marc A. Recht of Cooley LLP at (617) 937-2316. Thank you for your assistance with this matter.

[Signature Page Follows]

Very truly yours,

IDEX BIOMETRICS ASA

/s/ Vincent Graziani
Vincent Graziani
Chief Executive Officer

cc:

Derek P. D’Antilio, Chief Financial Officer

IDEX Biometrics ASA

Joshua A. Kaufman, Esq.

Marc A. Recht, Esq.

David C. Boles, Esq.

Cooley LLP

Carl Garmann Clausen, Esq.

Advokatfirmaet Ræder AS